Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated
3110 West Ray Road, Suite 201
Chandler, AZ 85226
https://globalaircylinderwheels.com/

Up to $4,999,998.50 in Common Stock at $1.75
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GACW Incorporated
Address: 3110 West Ray Road, Suite 201, Chandler, AZ 85226
State of Incorporation: AZ
Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $9,999.50 | 5,714 shares of Common Stock
Offering Maximum: $4,999,998.50 | 2,857,142 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $248.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 5 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

• USD 5,000 investment, 5% bonus shares

• USD 10,000 Investment, 7% bonus shares

• USD 20,000 Investment, 10% bonus shares

• USD 50,000 Investment, 12% bonus shares

• USD 100,000 Investment, 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Air Cylinder Wheels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive and own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

GACW Incorporated, a private company based in Phoenix, AZ, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large off-the-road mining trucks. GACW employs seven (7) people, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expensive, costly to maintain, and environmentally disastrous. Other verticals are being pursued as well, including military and commerical trucking.

Competitors and Industry

The overall global tire market is projected to reach $322 billion in 2022 with projected CAGR of 8.4% between 2016-2024. The non-pnuematic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid-size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

The OTR market is estimated to reach $30 billion in 2022 and is currently the target market for GACW, and the only viable non-pnuematic solution currently available. The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Currently, we believe there is no other company that offers a solution like the Air Suspension Wheel for massive mining vehicles and equipment. The Company is of the opinion that the mid-size tire market is very congested with several competitors offering alternative products such as solid core tires, airless tires, and mechanical wheels. One such company, Softwheel, based in Israel, has a similar technology to the ASW for use in wheelchairs and automobiles. We are of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from our technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2016, four field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition.

The Company is currently working through the Risk Assessment protocols with two global miners. The potential trials would include testing multiple wheel configurations in consideration of future commercial opportunities with mining firms.

The Company's plans for the year 2021 include: a) securing two (2) purchase orders for up to 30 wheels to be field tested with global miners and (b) testing 16 air suspension wheels on an agglomerate drum (Trommel) in Chile. Testing and purchase orders estimated to generate $1,500,000 in revenue.

Additional testing in 2021 is expected to yield positive results, leading to commericalization roll-out in 2022.

The Team

Officers and Directors

Name: Dr. Zoltan Kemeny

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, President, and Treasurer
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Engineering and overall direction of company. Salary: $162,000; Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

- **Position:** Director
  Dates of Service: November 26, 2019 - Present
  Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years:

- **Employer:** 2019, LLC
  Title: President & Owner
  Dates of Service: April 01, 2004 - Present
  Responsibilities: Creates, communicates and implements the organization's vision, mission and overall direction.

Name: Harmen van Kamp

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President of Global Sales
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Marketing and Sales. Salary: $96,000; Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

- **Position:** Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Part of the management team

Name: Mark Keenan

Mark Keenan's current primary role is with KHSS. Mark Keenan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Angel Investor. Salary: $0, no equity compensation.

Other business experience in the past three years:

- **Employer:** KHSS
  Title: Co-Founder & Chairman
  Dates of Service: January 01, 1997 - Present
  Responsibilities: Responsibilities related to the Board of Directors.

Name: Maria Kemeny

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 01, 2014 - Present
  Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Air Suspension Wheel or that the product may never be used to engage in commercialization. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in commercialization. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the advanced research and development stage for our Air Suspension Wheel. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
GACW Incorporated was formed on November 26, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Incorporated has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has patents and patents pending. The GACW logo is trademarked. We believe one of

the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Raw Materials and Trade Wars
GACW depends on third-party fabrication to make the Air Suspension Wheel. Raw materials procured to make the wheel are subject to price volatility (e.g. steel), make would affect the cost of making the product. Additionally, potential global trade wars and tariffs can directly impact GACW's ability to effectively manufacture product in countries deemed unacceptable to do business with.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	8,400,000	Preferred Stock	54.0
Dr. Zoltan Kemeny	39,469	Common Stock	54.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, 24% One Year Unsecured Convertible Note, and 12% Secured Convertible Redeemable Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,857,142 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,785,832 outstanding.

Voting Rights

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate.

Material Rights

GACW has issued and outstanding 6,222,775 common shares.

The total amount outstanding includes 4,000,780 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,562,277 shares to be issued pursuant to stock options, reserved but unissued.

<u>Voting Rights of Securities Sold in this Offering</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights

1.25 votes per share

Material Rights

There are no material rights associated with Preferred Stock.

24% One Year Unsecured Convertible Note

The security will convert into Common shares and the terms of the 24% One Year Unsecured Convertible Note are outlined below:

Amount outstanding: $75,000.00
Maturity Date: June 18, 2021
Interest Rate: 24.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At the Noteholder's option

Material Rights

There are no material rights associated with 24% One Year Unsecured Convertible Note.

12% Secured Convertible Redeemable Note

The security will convert into Common shares and the terms of the 12% Secured Convertible Redeemable Note are outlined below:

Amount outstanding: $1,389,715.66
Maturity Date: December 31, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: At the Noteholder's option

Material Rights

There are no material rights associated with 12% Secured Convertible Redeemable Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,389,715.66
  Use of proceeds: Engineering, design, computer simulation, fabrication, shipping and general working capital
  Date: May 15, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Engineering, design, fabrication, shipping and general working capital
  Date: January 01, 2018
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: General working capital
  Date: November 15, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $807,875.00
  Number of Securities Sold: 1,702,166
  Use of proceeds: Engineering, fabrication, shipping and general working capital
  Date: January 20, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 8,000
  Use of proceeds: General working capital
  Date: September 16, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $820,864.00
  Number of Securities Sold: 2,610,975

Use of proceeds: Patent expenses, interest payments, engineering and design, and general working capital
Date: November 28, 2020
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 9,400,000
Use of proceeds: Founders Stock
Date: November 26, 2019
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $30,307.00
Number of Securities Sold: 60,614
Use of proceeds: General working capital
Date: September 15, 2020
Offering exemption relied upon: 506(c)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,256,506
Use of proceeds: Shares issued on conversion of debt
Date: September 10, 2020
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GACW is pre-revenue. The Company's expenses consist of, among other things, professional fees, R&D, general and administrative, payroll, contractor expenses, and amortization. Total operating expenses in 2020 increased by $768,026 to $1,942,347. This increase was primarily due to a one time capitalization of interest costs and increased fabrication costs as the company's prototype was tested and redesigned.

Historical results and cash flows:

GACW is currently in the pre-production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because 2021 purchase orders indicate dramatic revenue growth in the next three years. Our goal is to complete final testing of our Air Suspension Wheel by the end of 2021 and successfully deliver up to twenty units to paying clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had $37,310 in cash and cash equivalents.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised under the current campaign are important, but not crucial, as the Company has successfully raised money in the past through multiple investment sources but from mostly high net worth individuals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a percentage of of funds the company currently has, the $1,000,000 raise represents 90% of total funds. GACW is not relying on the crowdfunding campaign to ensure viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company would be able to operate less than a month if it raised the minimum amount. The Company averages a $120,000 monthly burn rate.

How long will you be able to operate the company if you raise your maximum funding

goal?

The Company would be able to operate 12 months if our offering reached its maximum funding goal. The Company averages a $120,000 monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is in discussions for potential strategic joint ventures with major players in the industry.

Indebtedness

- **Creditor:** Wheels Investment, LLC
  Amount Owed: $1,389,715.66
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022
  Debt is convertible at the noteholder's option into common shares of GACW at a conversion rate of $0.315, up to June 30, 2022. Note is redeemable by GACW at a rate of 110% of face value at anytime.

- **Creditor:** Terry Baldev Sangara
  Amount Owed: $75,000.00
  Interest Rate: 24.0%
  Maturity Date: June 18, 2021
  Face value convertible at noteholder's option into common shares of GACW at a rate of $0.315 per share. Noteholder also receives equal number of warrants to purchase additional shares at a price of $0.75 for a period of three years from conversion.

- **Creditor:** Wheels Investment LLC
  Amount Owed: $6,611.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $27,409,856.25

Valuation Details:

GACW set its valuation based on an analysis of the following factors:

1. 2021 estimated revenue of $1,500,000.

The Company projects sales in 5 separate mine locations for a total of 33 tires at an average price of just under $75,000 for a total of $2,463,000. The Company then discounted this number by 40% to remain conservative to get to a revenue number of $1,555,000, which we rounded down to $1.5M. The Company also projects costs of goods sold at $1.166M, operating expenses of $1.063M, EBITDA of ($674,417), and net income of ($939,473).

2. Patents and pending patents.

The Company's patent strategy is focused on (a) filing of a patent application with the US authorities, and (b) filing a PCT application, which provides a placeholder application in 153 countries. The PCT application provides coverage for 18 months by which time the Company must initiate the application for a full patent application in each nominated country where we seek protection.

The Company has assembled a patent portfolio of four (4) issued patents - 9399370, 10987969, 10987970, and10987971 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has PCT applications filed.

3. Potential follow on revenue from trials into 2021 are estimated at $20 million.

The nature of this industry is that once a mine operator incorporates your product into their operation, they incorporate it into the whole operation. In one of the mines, we expect 2021 revenue of $660,000 when we are selling 16 tires for three vehicles. This specific mine has 208 vehicles, so if our tires were rolled out across this fleet, the potential revenue would be $13,840,000 from this single mine alone, and we expect to have revenue from 4 mines in 2021 and more mines in 2022.

4. Softwheel, a private company based in Israel, has a similar technology pursuing automotive and wheelchair applications. In 2018, Softwheel raised $25 million with valuation of $140 million. (Source: calcalistech.com).

5. Company has previously raised approximately a total of $3 million through the sale of equity and convertible notes.

Based on the factors above, GACW believes that it is worth a pre-money valuation of $27M.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

The pre-money valuation does not take into account any warrants, stock options, or convertible securities. The Company currently has $1,464,715.66 in Convertible Notes

outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  If the Company raises its minimum funding goal, it plans to use those funds for daily operations.

If we raise the over allotment amount of $4,999,998.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  8.5%
  Social media, print, video, and press releases
- *Research & Development*
  11.0%
  Engineering, design, computer modelling, testing
- *Company Employment*
  30.0%
  GACW employs seven people: CEO, Vice Chairman, VP Sales, Project Manager, Junior Engineer, Business Development, and Government Business Development.
- *Operations*
  3.0%
  Office, IT support, and insurance
- *Legal and Accounting*
  15.0%
  Patent expenses, legal, accounting, and audit
- *Interest Expense*

9.0%
GACW has a 12% secured, convertible, redeemable 12/30/2022 note outstanding in the amount of $1,389,715.66, plus a $75,000 unsecured 25% convertible note. Both notes are convertible at $0.315 per share.

- *Travel*
  6.0%
  Travel to mines and conventions

- *Fabrication Costs*
  14.0%
  GACW contributes to the costs of mine trials

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://globalaircylinderwheels.com/ (Under Investors tab, "Financials").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gacw

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GACW Incorporated

[See attached]

GACW INCORPORATED

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

GACW INCORPORATED

Years Ended December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
GACW Incorporated
Chandler, Arizona

Opinion

We have audited the accompanying financial statements of GACW Incorporated (a C-corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GACW Incorporated and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F&A

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GACW Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
December 23, 2021

GACW INCORPORATED
BALANCE SHEETS

December 31, 2020 and 2019

Assets

		2020		2019
Current assets				
Cash and cash equivalents	$	**37,310**	$	13,199
R&D refundable tax credit receivable		**37,964**		-
Prepaid expenses		**25,530**		-
Related party receivable		**2,584**		-
Total current assets		**103,388**		13,199
Patents, net		**361,210**		-
Software, net		**6,929**		-
Total assets	$	**471,527**	$	13,199

Liabilities and Stockholders' Equity (Deficit)

		2020		2019
Current liabilities				
Accounts payable	$	**181,666**		13,295
Accrued liabilities		**70,617**		189,070
Settlement liability		**17,500**		-
Convertible debenture, net of discount		**53,761**		-
Current portion of convertible notes payable		**6,611**		550,000
Total current liabilities		**330,155**		752,365
Long term liabilities				
Warrant liability		**56,466**		-
Convertible notes payable, net of current portion		**1,389,716**		1,000,000
Total long term liabilities		**1,446,182**		1,000,000
Total liabilities		**1,776,337**		1,752,365
Stockholders' equity (deficit)				
Preferred stock, no par value, 10,000,000 shares authorized; 9,500,000 shares issued and outstanding		**100,000**		-
Common stock, no par value, 10,000,000 shares authorized; 4,477,553 and 500,000 shares issued and outstanding, respectively		**2,397,900**		-
Preferred stock - to be issued		**-**		100,000
Common stock - to be issued		**64,307**		-
Additional paid-in capital		**29,480**		-
Retained earnings		**(3,896,497)**		(1,839,166)
Total stockholders' equity (deficit)		**(1,304,810)**		(1,739,166)
Total liabilities and stockholders' equity (deficit)	$	**471,527**	$	13,199

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses		
Professional fees	$ 218,129	$ 36,960
R&D expense	305,902	472,518
General and administrative	113,871	89,436
Payroll and related expense	214,744	-
Contractor expense	366,036	399,630
Amortization expense	1,066	-
Total operating expenses	1,219,748	998,544
Operating loss	(1,219,748)	(998,544)
Other income (expense)		
Interest expense	(781,387)	(189,071)
Settlement expense	(17,500)	-
Amortization of note discount	(19,977)	-
Change in fair value of warrant liability	(12,898)	-
Loss on loan payable	-	-
Exchange gain (loss)	(5,821)	-
Total other income (expense)	(837,583)	(189,071)
Net loss	$ (2,057,331)	$ (1,187,615)

See independent auditors' report and accompanying notes to the financial statements.

GACW INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Preferred Stock	Common Stock			
	Shares	Amount	Shares	Amount	To be issued	To be issued	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ (651,551)	$ (651,551)
Founders shares	9,400,000	-	-	-	-	-	-	-	-
Common stock for services	-	-	500,000	-	-	-	-	-	-
Preferred stock issued for cash	-	-	-	-	100,000	-	-	-	100,000
Net loss	-	-	-	-	-	-	-	(1,187,615)	(1,187,615)
Balance, December 31, 2019	9,400,000	-	500,000	-	100,000	-	-	(1,839,166)	(1,739,166)
Preferred shares issued for cash	100,000	100,000	-	-	(100,000)	-	-	-	-
Common shares issued for cash	-	-	1,856,104	884,265		5,000	-	-	889,265
Common shares issued as compensation	-	-	118,000	47,268	-	59,307	-	-	106,575
Conversion of note principal and interest	-	-	1,256,231	1,100,000	-	-	-	-	1,100,000
Conversion of related party accrued expenses	-	-	51,959	16,367	-	-	-	-	16,367
Shares issued for patents	-	-	695,259	350,000	-	-	-	-	350,000
Stock based compensation - warrants	-	-	-	-	-	-	19,933	-	19,933
Warrants issued for patents	-	-	-	-	-	-	11,210	-	11,210
Stock based compensation - options	-	-	-	-	-	-	2,491	-	2,491
Beneficial conversion of note payable	-	-	-	-	-	-	39,414	-	39,414
Reclassification of warrant liability	-	-	-	-	-	-	(43,568)	-	(43,568)
Net loss	-	-	-	-	-	-	-	(2,057,331)	(2,057,331)
Balance, December 31, 2020	9,500,000	$ 100,000	4,477,553	$ 2,397,900	$ -	$ 64,307	$ 29,480	$ (3,896,497)	$ (1,304,810)

GACW INCORPORATED
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities				
Net loss	$	(2,057,331)	$	(1,187,615)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Amortization		21,043		-
Gain (loss) in warrant FMV		12,898		-
Stock based compensation		128,999		-
Penalty interest on note		550,000		-
(Increase) decrease in assets:				
R&D refundable tax credit		(37,964)		-
Prepaid expense		(25,530)		-
Related party receivable		(2,584)		-
Increase (decrease) in liabilities:				
Accounts payable		168,371		13,295
Accrued liabilities		287,630		189,070
Settlement liability		17,500		-
Net cash used in operating activities		(936,968)		(985,250)
Cash flows from investing activities				
Purchase of software		(7,995)		-
Net cash used in investing activities		(7,995)		-
Cash flows from financing activities				
Proceeds from notes payable		6,611		1,550,000
Proceeds from convertible debenture		73,198		-
Proceeds from preferred stock - to be issued		-		100,000
Proceeds from common stock		884,265		-
Proceeds from common stock - to be issued		5,000		-
Net owner distributions		-		(672,590)
Net cash provided by financing activities		969,074		977,410
Net increase (decrease) in cash and cash equivalents		24,111		(7,840)
Cash and cash equivalents at beginning of year		13,199		21,039
Cash and cash equivalents at end of year	$	37,310	$	13,199
Supplement Noncash Investing and Financing Activities				
Shares issued for note conversion		550,000		-
Shares & warrants issued for patents		361,210		-
Capitalization of Interest		389,716		-
Warrant liability for FX warrants		40,793		-
Beneficial conversion note discount	$	39,414	$	-
Supplemental Disclosure				
Interest paid	$	-	$	-
Taxes paid	$	399	$	221

See independent auditors' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of GACW Incorporated ("GACW" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

GACW Incorporated was formed in 2013, is a C-Corporation and is headquartered in Chandler, Arizona.

GACW (Global Air Cylinder Wheels) is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and lies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts under federally insured limits.

R&D Tax Credit Receivable

The Company applied and qualified for with the Arizona Commerce Authority a refund of a portion of the Company's 2020 tax year excess R&D Credit. The Company was issued a certificate of qualification providing for approval of a maximum refund in the amount of $37,964.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $6,291 and $2,325 for the years ended December 31, 2020 and 2019, respectively, and are included in the general and administrative expense line item on the statements of operations.

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 15 years. Unissued patents are not amortized but reviewed annually for impairment.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement

determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2020 that were valued using the Binomial option pricing model and were calculated using level three inputs. The following table show balance sheet accounts measured on a recurring basis as of December 2020. There were no balance sheet accounts that were measured at fair value on December 31, 2019.

	December 31, 2020			
	Level 1	Level 2	Level 3	Total
Warrants issued in CAD	$ -	$ -	$ 56,484	$ 56,484
	$ -	$ -	$ 56,484	$ 56,484

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As the patents have not yet been issued, no amortization has been recorded. Once the patents have been issued, they will be assigned a useful life and amortized over the assigned life. These patents are pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4.

	2020	2019
Patents	**$ 361,210**	$ -
Accumulated amortization	**-**	-
Patents, net	**$ 361,210**	**$ -**

Note 3 – Software

In April of 2020, the Company purchased software in the amount of $7,995. The software was assigned a useful life of five years. During the year ended December 31, 2020, the Company recorded $1,066 of Amortization expense.

	2020	2019
Software	**$ 7,995**	$ -
Accumulated amortization	**(1,066)**	-
Software, net	**$ 6,929**	**$ -**

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	2020	2019
Convertible note payable to a related party with an interest rate of 12%. Note is secured and maturity date is December 31, 2022. The patents owned by GACW are pledged as collateral for this note. The note can be converted on or before June 30, 2022 at the lesser of $0.315 per share or the lowest price per share offered by the Company in a sale of its capital stock.	**$ 1,389,716**	$ 1,000,000
Convertible note payable to a related party with a zero interest rate, however contained a penalty of $550,000 if not paid by maturity date. Note is unsecured and maturity date is September 20, 2020. The note was not paid by maturity date and triggered the penalty. Both principal and penalty were converted into 1,256,231 shares in October of 2020.	-	550,000
Note payable to a related party with an interest rate of 0%. Note is unsecured and due upon demand.	**6,611**	-
Convertible debenture in the amount of $100,000 CAD. The initial note discount was $39,414 and the Company recorded $19,977 in amortization in 2020. The debenture bears interest at 24% per annum. The maturity date is June 18th of 2021. At any time prior to the maturity date, the holder may exercise the debenture into units at price per unit that is the lowest of $0.76 CAD or the lowest value per common share in a financing, or the price or deemed price attributed to the common shares pursuant to a going public transation. Each unit consists of one common share and one common share purchase warrant. Each warrant shall entitle the holder thereof to acquire one common share at an exercise price of $1.00 CAD per share for a period of three years following the date of issuance.	**53,761**	-
Total notes payable	**1,450,088**	1,550,000
Current portion of notes payable	**(60,372)**	(550,000)
Total notes payable, net of current portion	**$ 1,389,716**	$ 1,000,000

Future minimum payments for each of years ended December 31 are as follows:

2021	$	60,372
2022		1,389,716
2023		0
2024		0
2025		0
Thereafter		0
	$	1,450,088

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,896,497, is pre-revenue, and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans

to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.
There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

The Company has the authority to issue no par value, 10,000,000 shares of common stock in such classes as the Company deems appropriate.

In 2019, the Company issued 500,000 shares of common stock for services. There was no value ascribed to the common stock as the Company determined only a nominal value would apply at that point in the Company's history.

During 2020, the Company issued 1,856,104 shares of common stock for cash proceeds of $884,265 and additional 10,000 shares to be issued in the amount of $5,000. The Company issued 118,000 shares of common stock for services valued at $47,268 and additional 151,842 shares to be issued valued at $59,307 along with 508,500 warrants valued at $19,933.

In 2020, the Company issued 1,256,231 shares of common stock for conversion of an outstanding convertible note in the amount of $1,100,000 as described in Note 4.

During 2020, the Company issued 51,959 shares of common stock in exchange for outstanding related party accrued expenses valued at $16,367.

During 2020, the Company issued 695,259 shares of common stock in exchange for a group of 29 patents along with 324,266 warrants valued at $11,210.

Note 7 – Preferred Stock

The Company has the authority to issue 10,000,000 shares of preferred stock in such classes as the Company deems appropriate.

In 2019, the Company issued 9,400,000 founders preferred shares. The Company further sold 100,000 preferred shares for $100,000. As of December 31, 2019, the Company had 9,400,000 preferred shares issued and 100,000 preferred shares to be issued and outstanding.

During 2020 the 100,000 to be issued preferred shares were issued; no other preferred stock transactions occurred. As of December 31, 2020, the Company had 9,500,000 preferred shares issued and outstanding.

Note 8 – Stock Options

During 2020, the Company issued a 2020 stock option plan in which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the year ended, the Company issued 600,000 options. These vest over a period of four years and were issued on December 15, 2020. As of December 31, 2020, 0 options were exercised, and 0 options have expired.

The Company utilizes the Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in $2,491 of stock-based compensation recorded in 2020 related to the vested portion of those options. The remaining $154,425 of the stock-based compensation will be expensed over the remaining three years and 11 months.

See the table below for options outstanding as of December 31, 2020 and 2019:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Number of Options Exercisable
Outstanding at December 31, 2018	-	$ -	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2019	-	-	-	-
Granted	600,000	0.315	11.50	150,000
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2020	600,000	$ 0.315	11.50	150,000

Note 9 – Warrants

The fair value of the warrants issued during the year issued was measured at the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	For the year ended December 31, 2020
Forfeiture rate	0%
Stock price	$.315 to $.75 per share
Exercise Price	$.50 to $1.00 per share
Volatility	76%
Risk free interest rate	0.50%
Expected life	2 years
Expected divdend rate	0%
Fair value of warrants	$68,998

Breakdown of the warrants outstanding as of December 31, 2020 and 2019 are detailed below:

	Warrants outstanding as of December 31, 2020	Warrants outstanding as of December 31, 2019	Remaining contractual life term as of December 31, 2020	Remaining contractual life term as of December 31, 2019
Patents	324,266	-	2.89 years	-
Subscription Sales	767,167	-	2.06 -3 years	-
Legal Settlement	200,000	-	3 years	-
Total	1,291,433	-		-

During the year ended December 31, 2020, 0 warrants in USD were exercised and 0 warrants have expired.

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-

classified as liability at date of issuance and revalued at December 31, 2020. The fair value of the warrants was measured on December 31, 2020, using the Binomial option pricing model using the following assumptions:

	For the year ended December 31, 2020
Forfeiture rate	0%
Stock price	.315 per share
Exercise Price	$.50 to $1.00 per share
Volatility	76%
Risk free interest rate	0.50%
Expected life	2 years
Expected divdend rate	0%
Fair value of warrants	$56,466

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2020 and 2019 are detailed below.

	Warrants outstanding as of December 31, 2020	Warrants outstanding as of December 31, 2019	Remaining contractual life term as of December 31, 2020	Remaining contractual life term as of December 31, 2019
Subscription Sales	568,022	-	2.89 years	-
Broker Warrants	17,480	-	2.16 -3 years	-
Total	585,502	-		-

During the year ended December 31, 2020, $43,586 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $12,898 warrant liability was recorded. During the year ended December 31, 2020, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

Note 10 – Related Party Transactions

The Company has a dormant subsidiary, CACW based in Canada. To date there has been no activity in the related subsidiary.

A director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020.

On September 30, 2019 the Company entered into an unsecured loan agreement with Wheels Investment, LLC. The balance of this loan was $550,000. On September 10, 2020 the $550,000 was converted to equity. A penalty of $550,000 was accrued and also converted to equity on September 10, 2020. The total number of shares issued for this balance was 1,256,231.

Wheels Investment, LLC advanced $350,000 for patent expenses. GACW issued 694,984 shares in exchange for this advance. These patents are pledged to Wheels Investment, LLC as collateral for the secured loan as described in Note 4.

Note 11 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2018 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $3,700,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $950,000 and the valuation allowance is $950,000 which nets to a deferred tax asset of $0 as of December 31, 2020. The deferred tax asset and valuation allowance as of December 31, 2019, is approximately $470,000 representing a change of $480,000 on the allowance from 2019 to 2020.

Note 12 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2020, there was a claim brought by a former employee. A settlement agreement was reached in the amount of $17,500 to be paid subsequent to year end and 200,000 warrants as described in Note 9. The settlement liability of $17,500 is recorded as a liability on the balance sheet.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 13 – Subsequent Events

A total of 2,245,128 common shares were issued in 2021 as set out below:

- Employee salaries were partially converted to 12,000 common shares at $0.50
- Third party referral fee paid through the issuance of 31,500 at $0.315.
- 700,000 common shares issued at $0.415 CAD.
- 33,000 common shares issued at $0.64 CAD.
- 195,700 common shares issued at $0.50 USD.
- 561,500 common shares issued at $0.315 USD.
- 611,428 common shares issued at $1.75 USD.

- 100,000 warrants for common shares were exercised at $0.50 USD.

A total of 1,344,350 warrants were issued in 2021 as set out below:

- 350,000 warrants issued with exercise price of $0.66 CAD.
- 350,000 warrants issued with exercise price of $.83 CAD.
- 16,500 warrants issued with exercise price of $1.02 CAD.
- 265,000 warrants issued with exercise price of $0.50 USD.
- 265,000 warrants issued with exercise price of $0.63 USD.
- 97,850 warrants issued with exercise price of $0.80 USD.

A total of 620,000 options were issued in 2021 with an exercise price of $0.315.
A total of 187,500 options were forfeited in 2021.

Management has evaluated subsequent events through December 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which would require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GACW

Greentech Rolling Forward



THE REVOLUTIONARY WHEEL
THAT DITCHES THE DIRTY RUBBER TIRE

Website | Chandler, AZ | TRANSPORTATION

GACW INCORPORATED, based in Phoenix, Arizona, has literally reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire. Our patented Air Suspension Wheel (ASW) is an airless mechanical wheel constructed primarily of steel with in-wheel pneumatic suspension.

$1,055,408 raised

924 Investors	$27.4M Valuation
$1.75 Price per Share	$248.50 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Patented, green technology that provides a cost effective alternative to rubber tires.
- The overall global tire market is projected to reach $322 billion by 2022. Near term commercialization into an expected $30 billion Off-The-Road (OTR) market, with potential adoption into other industries such as construction, agriculture, forestry, automotive, trucking, bicycles, wheelchairs, and armored vehicles.
- Global miners have completed testing of GACW's wheel solution with encouraging results. Our solution reduces operating costs, improves safety and creates a better overall environmental footprint. Commercialization roll-out planned for 2022.



"The ASW is easily the largest innovation in the OTR/truck space since the introduction of the radial tire over 20 years ago."
Brownfield Engineering, Australia

**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

OVERVIEW

A new kind of wheel that ditches dirty rubber

What happens to a tire once it has outlived its usefulness?

Unfortunately, it is often not recycling. Instead, old tires are frequently buried or burned, releasing harmful chemicals and heavy metals into groundwater and air. Tires that end up in landfills waste space and fill up with water that provides breeding grounds for disease-carrying pests such as mosquitoes.

Global Air Cylinder Wheels (GACW) seeks to change all that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle they transport. Better yet, these wheels are 100% recyclable upon their well-earned retirement.

Rewards

Get rewarded for investing more into GACW:

$249+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$5,000+ Investment
Tier 1
Invest $5,000+ and receive 5% bonus shares

$10,000+ Investment
Tier 2
Invest $10,000+ and receive 7% bonus shares

$20,000+ Investment
Tier 3
Invest $20,000+ and receive 10% bonus shares

$50,000+ Investment
Tier 4
Invest $50,000+ and receive 12% bonus shares

$100,000+ Investment
Tier 5
Invest $100,000+ and receive 15% bonus shares


RUBBER TIRES ARE EXTREMELY POLLUTIVE


GACW TIRES ARE THE SOLUTION
100% recyclable upon their well-earned retirement.

THE PROBLEM

Rubber tires are harmful to the environment, dangerous for workers, and expensive to maintain

An industry that uses and disposes rubber tires at an alarming rate, is the mining industry. With over 35,000 open-pit mines globally, the number of environmentally damaging tires disposed of each year is staggering. A study published in the International Journal of Environmental Research and Public Health, estimated that tires account for as much as 10% of overall microplastic waste in the world's oceans. A report by the International Union for Conservation of Nature raised that number to 28%.

RUBBER TIRES **AREN'T BEING RECYCLED**

TOTAL OTR % USED TIRE FATE


3%
81%
3%
10%
Civil Engineering
Onsite disposal (mining, other OTR)
Stockpiles (>5,000)
Dumping dispersed
Landfill
Export

One (1) giant rubber Off-The-Road (OTR) mining tire weighing 13,000 lbs contains 500 gallons of renewable blend oil, 4,000 pounds of carbon black, 2,000 pounds of steel, and over 3 million cu. ft. of synthetic gas (Titan International, June 2014). At the end of its useful life, the tire is disposed of on-site, repurposed or buried because recycling is often too expensive. A report by Tyre Stewardship Australia produced in June 2020 found that 81% of OTR tires are disposed of onsite at the end of their lifetime.

OTR RUBBER TIRES ARE PROBLEMATIC



ROCK CUTS & SIDEWALL DAMAGE



RIM CORROSION



LOW DURABILITY



EXPLOSIONS



OVERHEATING



PROTECTIVE CHAINS

Rubber tires are expensive
Tires are the mining industry's largest expense after payroll. Rapid wear and tear caused by impacts, rock cuts, and extreme and uneven loading means the lifespan of an expensive mining tire is short. Mining companies are forced to use "Band-Aid" solutions such as patch up repairs, tire pressure monitoring, tire retreading, tire cooling systems, and tire rotation to extend the tire's useful life. One (1) 13,000 lb. OTR mining tire can cost over $75,000 and only lasts six to nine months. That is a large expense for a product that does not last.

Rubber tires are safety hazard
Beyond these serious environmental and budget concerns, off-the-road mining tires represent a huge safety problem for maintenance crews due to potential explosions from overheating, improper inflation or installation, and lightning strikes. Overheating is the most critical operational issue facing rubber tires. Rubber is an amazing insulator, so when it heats up, if the heat is not dissipated, it builds up, increasing the tire's pressure and becomes an immense safety problem. When explosions do occur, they are often fatal with blast areas up to 400 meters.

RECYCLING OF RUBBER TIRES IS COSTLY AND DANGEROUS

OTR market is 1% by UNIT volume and 20% by WEIGHT of the tire market


Most tires are not recycled; they are "repurposed" or buried when mines terminate.
Recycling is very costly and dangerous.
Tire dump fires and pest infestation. Extremely harmful to environment.
No federal regulations yet. Not considered a hazardous material.

THE SOLUTION

A wheel that is an eco-friendly capital asset rather than an expensive, polluting consumable

The Air Suspension Wheel (ASW) is an eco-friendly solution constructed almost entirely of steel. No more overheating tires, no more explosions.

It is an airless mechanical wheel that combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. Customized polyurethane or steel tread configurations are bolted to the outer drum in segments. These individual treads can be replaced without removing the wheel, a lengthy process that takes up to eight (8) hours with a rubber tire.


423

**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*


AMONG THE SAFEST WHEELS IN THE INDUSTRY
NO SIDEWALL CUTS
NO FIRE
NO OVERHEATING
NO BLOWOUT OR EXPLOSION FATALITIES
NO LATERAL SWAY
LESS SKIDDING

The ASW is a product designed to have the same lifespan as the vehicle itself (approximately 20 years), meaning fewer replacement costs and less time spent swapping out damaged tires. The ASW can become part of the vehicle and has the potential to become a capital asset. Unlike tires, the ASWs can be leased, with a 15% residual value after 10 years of service. Beyond that, they can be refurbished and leased again.

And at the end of its life, the ASW is fully recyclable.


ENGINEERED TO LAST AS LONG AS THE VEHICLE
The AIR SUSPENSION WHEEL® changes a unreliable and unsafe consumable into a predictable and safe capital asset.

WHAT WE DO

The ASW is so much more than just another wheel

As opposed to the traditional pneumatic tire providing suspension outside the rim, the ASW suspension is located inside the wheel. Essentially, our wheels become part of the vehicle's overall suspension system.





**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

Benefits:

- Up to 30% reduced rolling resistance, reducing CO_2 and NO_X emissions, and making electrical cars go farther
- Saves at least 8% fuel
- Up to 40% higher payload capacity
- Durable and heat resistant, reduces downtime caused by tire failure and replacement
- No risk of explosion = safer
- No need for tire pressure and temperature checks
- Self-aligning, self-balancing, no wheel rotation necessary
- Reduces cost per hour/mile by up to 60%
- Functions as a flexible torque coupler
- Easy installation requiring no specialized equipment and individually replaceable treads do not require wheel removal


Revolutionary Air Suspension Wheels
Engineered to save lives
SAFEST WHEEL IN THE INDUSTRY



**INDESTRUCTIBLE:
HEAT RESISTANT AND DURABLE**

The steel structure conducts the heat away from the treaded shoes. Negligible heat generation by the tread compression/decompression.



SAFEST WHEEL IN THE INDUSTRY AND ENVIRONMENTALLY FRIENDLY

The Air Suspension Wheel® can't explode or overheat, making it safe for workers. It eliminates downtime due to tire failure and is 100% recyclable.



**LOWEST PROJECTED COST PER HOUR:
SAVE UP TO 60%**

Amortized over ten years, the Air Suspension Wheel® reduces the cost per hour by 40-80%. Maintenance cost includes cylinder servicing and tread replacements.

**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

THE MARKET

A growing industry with applications in both Off-The-Road and over-the-road market segments

GACW's focus is catering to the demand from miners seeking viable tire solutions and it is a substantial market for us. The global OTR tire market is estimated to reach $30 billion in 2022. However, the ASW technology can be applied to all verticals where traditional rubber tires are used, and this market is immense. The overall global tire market is anticipated to reach $322 billion by 2022 with a projected CAGR of 8.4%.


GLOBAL OTR TIRE MARKET
2022
$30 BILLION


GLOBAL OTR TIRE MARKET SHARE
$ Millions
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Asia Pacific
Europe
North America
Central and South America
Middle East and Africa

Source

OUR TRACTION

The Air Suspension Wheels are gaining the traction we need to thrust us into the main market

From 2016-2020, our patented technology underwent multiple rounds of field testing with global mining companies with progressively positive results. The data ASW obtained showed lower operating costs, improved safety and a better overall environmental footprint. The testing also brought the ASW to Technology Readiness Level (TRL) 8, a NASA-developed measurement of technology maturity. TRL 9 is a commercially ready product.

This success caught the attention of additional international Tier 1 mining companies, and we are now working with our global manufacturing partner, OTR Wheel Engineering to complete wheel designs for multiple trucks and loaders.


SUCCESSFULLY TESTED AT U.S. OPEN PIT MINE
SUPERIOR RESULTS UNDER TEST CONDITIONS

We have raised approximately $3 million, created an experienced Board of Directors and formed a first-class Advisory Board. Additionally, we have entered a project agreement with a global over-the-road rim manufacturer for ASW testing in commercial trucks and cars.

The ASW technology has a strong patent portfolio with one granted, with 16 patents pending.


$3 MILLION RAISED
OTR Wheel Engineering
Partnership
16 PATENTS PENDING

THE BUSINESS MODEL

Large purchase orders are expected to create our revenue streams

Direct Sales

- Our flagship product, the mining ASW, is currently able to be produced with 16% gross margins. According to our fabrication partner, we expect production costs to decline by up to 20%, creating future gross margins of 31%.
- GACW orders will be for trucks and loader wheels. Loaders have four wheels and trucks have six, generating respective revenues of $600,000 per loader and $660,000 per truck. As a typical mine has 60 vehicles requiring 480 tires at $60,000 per tire initial fleet orders could reach in excess of $20 million for a single mine.



MINING ASW CURRENT MARGINS
16%

FUTURE MARGINS
31%

FOUR WHEEL LOADER
$600,000

SIX WHEEL TRUCK
$660,000

ESTIMATED INITIAL FLEET ORDER PER MINE
$20 MILLION

Other Forms of Expected Revenue

- Recurring revenue from tread replacement
- Licensing and royalty agreements

Steel or PU Treaded Shoes
The Air Suspension Wheels® can be outfitted with Steel or PU treaded shoes



HOW WE ARE DIFFERENT

We remain unconstrained by size, speed, or payload

Twenty years ago, a 100-ton truck was standard. These days, though, trucks can have up to 450-ton payload. As these vehicles have grown, traditional tires have reached the outer bounds of their abilities to scale up.

OUR SOLID STEEL DRUM IS COMPLETELY SCALABLE



**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

The ASW, on the other hand, is totally scalable. And although we do have some competition within smaller wheels, we currently have no direct competitors in the OTR tire market for mining and construction operations, which we are already in the process of penetrating.

NO DIRECT COMPETITORS IN LARGE SCALE OFF-THE-ROAD MARKET

Several Non-Pneumatic Technologies In Mid-Size Market



MICHELIN'S TWEEL



CROCODILE TIRE



GALILEO WHEEL



SEMI-SOLID



MAXAM'S SOLID TIRES



BRIDGESTONE'S AIRLESS

THE VISION

Fully commercialized within two years

This year (2021) we expect to see several purchase orders for ASW testing that will begin in August-September. The evaluation period is set at 3-12 months.

In 2022, we plan to start ramping up production of ASWs with our partner, OTR Wheel Engineering. We might contemplate an IPO in the next few years.



**Image of GACW's Air Suspension Wheel. The Company is currently in the pre-production phase, and the Air Suspension Wheel is not currently available on the market.*

By 2023, we anticipate the ASW will be fully commercialized with rapid adoption into mining fleets. At this point, our plan is to expand our distribution network and really start taking the tire industry by storm.


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OUR LEADERSHIP

Industry insiders with centuries of combined experience

Dr. Zoltan Kemeny, President, CEO, Treasurer and Director - Acknowledged expert in vehicle dynamics with over 44 years of experience in R&D and engineering. Owns and co-owns over 250 patents and Built up four startups and exited with success. Holds degrees in structural dynamics engineering, architecture, and seismology.

Harmen van Kamp - SVP, Global Sales and Director - Sales professional with over 15 years of experience in sales and business development. Worked in various sectors including mining, heavy machinery, FMCG, and agricultural technology.

Mark Keenan - Non-executive Board Member - Co-founder and Chairman of KHS&S, one of the largest design-assist building companies in the world. More than 35 years of experience performing nearly every facet of construction, ranging from field operations supervision to senior executive management.

Ross Wert - Project Manager - Canada-based maintenance management professional and journeyman Technician with over 25 years of experience in fleet maintenance. Expertise in development and implementation of innovative technologies for mining operations.



Tim Norris - Business Development Manager - Accomplished Senior Account Manager and Product Development Specialist with over 20 years of domestic and international experience in sales, management, business development, and operations. Extensive experience in the commercial tire, material handling, and mining industry.

Tim Bromelkamp - Government Business Development Consultant - An experienced business development consultant who has helped position businesses and other organizations to sell their products or services to the U.S. Department of Defense, other federal agencies, and industry.

Marc Hellmann - Advisory Board Member - Marc Hellmann is the CEO of HANSA-FLEX South Africa, a division of HANSA-FLEX International, Germany. The group's business activities span 40 countries worldwide and specialize in Fluid Technology. Marc is a global entrepreneur and businessman currently serving on the Board of Directors of various companies throughout the U.S., Africa, Germany and Australia.

Dr. Avi Wiezel - Advisory Board Member - Avi Wiezel currently serves as the assistant dean at Ira A. Fulton Schools of Engineering (Arizona State University) and is an associate professor in the School of Sustainable Engineering. Dr. Wiezel held several managerial positions within construction and engineering firms throughout Europe and the Middle East.

WHY INVEST

Help us make the entire tire industry better

Many industries operate under status quo, resistant to change. Companies that are reluctant to innovate will not survive. Those companies that do adopt new technologies and embrace innovation will prosper. Tire use and its negative environmental impact will change inevitably. Governments are starting to mandate change on tire disposal and this is already accelerating our technology's adaptation into the market.

Our Air Suspension Wheels are an effective and viable option to rubber tires. They are cost efficient, safer and are better for the environment and those industries that rely on it.

Isn't that the kind of change you want to see in technology?


COST EFFICIENT,
SAFER & BETTER FOR
THE ENVIRONMENT

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

2019-2020 Financials

December 2011



The idea for the Air Suspension Wheel was born

Dr. Kemeny, our founder, came up with the idea of the ASW while in Spain. A large tire fire released toxic fumes causing fatalities. This is when the idea came about to get rid of the rubber tire.

July 26, 2016



Patent for Air Suspension Wheel designed granted by USTPO

Received the patent and launched the company into the next stage of development, designed and testing.

2016/2017



First ever field test of ASW on CAT980 in South Africa

Once the patent was granted, interest in bringing the "idea" to reality began with a call from a South African miner. Wheels were designed, manufactured, and field tested with encouraging results.

November 2018



Angel Loan received for $1,000,000

Building on momentum of South African trial, GACW attracted its first angel loan to produce additional wheels for testing.

July 2019



Field testing at Goldstrike mine in Elko, Nevada

Joint venture mine between Newmont and Barrick agreed to have the ASWs field tested on a CAT777. A total of three tested were conducted and results further confirming the technology is sound.

Q2 2021


PURCHASE
ORDER

Purchase Order!

Discussion with several global miners are well advanced and purchase orders for additional testing of ASWs are imminent.

Meet Our Team



Dr. Zoltan Kemeny
CEO, President, Treasurer, & Director
Acknowledged expert in vehicle dynamics with over 44 years of experience in R&D and engineering. Owns and co-owns over 130 patents in several fields. Holds degrees in surveying, architectural, civil, structural, and seismic engineering.



Harmen van Kamp
Senior Vice President of Sales & Director
Sales professional with over 15 years of experience in sales and business development. Worked in various sectors including mining, heavy machinery, FMCG, and agricultural technology.



Mark Keenan
Director
Co-founder and Chairman of KHS&S, one of the largest design-assist building companies in the world. Over 35 years of experience performing nearly every facet of construction, ranging from field operations supervision to senior executive management.



Britt Johnson
Advisory Board Member
Mr. Johnson brings a wealth of experience as a business leader with over 17 years working in the mining industry and 16 years servicing it with business he and his partner created, D&D Tire. His experience at D&D Tire and extensive knowledge of the Off-the-Road mining landscape is directly relevant to Global. Mr. Britt Johnson is currently Managing Member of Retiremen LLC and Managing Member of Sunrise Mineral.



Maria Kemeny
Secretary
Over 35 years of secretarial practice.



Ross Wert
Senior Project Manager
Canada-based Maintenance Management Professional and Journeyman Technician with over 25 years experience in fleet maintenance. Expertise in development and implementation of innovative technologies for mining operations.



Nico Kitteredge
Engineer
Graduated from ASU 2018, studies focused on design and manufacturing, participated in SAE Baja. Mechanical Engineer for GACW currently. Experience in using Solidworks & ANSYS to facilitate design, simulations, part sourcing, fabrication, and cost analysis. Seeking to continue work in design to improve product quality through increased efficiency in part design, material, and fabrication techniques.



Tim Bromelkamp
Government Business Development Consultant
An experienced business development consultant who has helped position businesses and other organizations to sell their products or services to the U.S. Department of Defense, other federal agencies, and industry.

Offering Summary

Company :	GACW Incorporated
Corporate Address :	3110 West Ray Road, Suite 201, Chandler, AZ 85226
Offering Minimum :	$9,999.50
Offering Maximum :	$4,999,998.50
Minimum Investment Amount (per investor) :	$248.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,714
Maximum Number of Shares Offered	2,857,142
Price per Share	$1.75
Pre-Money Valuation	$27,409,856.25

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 5 days | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount Based:

• USD 5,000 investment, 5% bonus shares

• USD 10,000 Investment, 7% bonus shares

• USD 20,000 Investment, 10% bonus shares

• USD 50,000 Investment, 12% bonus shares

• USD 100,000 Investment, 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Global Air Cylinder Wheels will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75/ share, you will receive and own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

2 hours ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the GACW offering. Here's an excerpt describing the specifics of the change:

Issuer is increasing offering maximum to $5 million.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Free Think Publication

7 days ago

The latest publication about the Air Suspension Wheels:

https://www.freethink.com/environment/steel-tires

Production of four CAT 994 ASW Started!

10 days ago



We are proud to announce the progress on the production of four Air Suspension Wheels for a 994 loader! We thank OTR Wheel Engineering for their continued support.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GACW has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GACW be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GACW has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GACW be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

You can still join the waitlist (if you haven't already)!

2 months ago

Not sure if you are on the waitlist? Head to your StartEngine dashboard to see if you successfully submitted a reservation.

Additionally, you can view your investment status, by following these steps:

-Login to your StartEngine account at: www.startengine.com

-Click your name in the top right hand corner

-Click "View My Investments"

Thank you for your support of GACW, Inc.

The Rubber Shortage That's Making the Auto Industry Nervous

3 months ago

According to Bloomberg, natural rubber shortages threaten the production of tires and car parts. Read more in this article: https://www.bloomberg.com/news/newsletters/2021-04-14/supply-chains-latest-rubber-shortage-worries-the-auto-industry.

The Air Suspension Wheel is a great alternative to rubber tires. Our treads last much longer and can be made out of recycled rubber, polyurethane, steel, and many other materials!


MICHELIN

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, GACW has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in GACW be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Sustainability Magazine highlights GACW's Air Suspension Wheel economic and environmental benefits!

3 months ago

Sustainability Magazine has dedicated a 14-page article to the Air Suspension Wheel (ASW). In comparison to the extremely pollutive rubber OTR tire, the Air Suspension Wheels are environmentally friendly. ASWs last as long as the vehicle itself and are 100% recyclable. Read the 14-page article on the ASW in Sustainability Magazine here: https://sustainabilitymag.com/magazine/sustainability-magazine-sustainability-magazine-september-2021 (page 166-179).

GACW is pleased to announce to have reached the important US$200,000 milestone in Start Engine investments.

3 months ago

We thank all new investors for helping us revolutionize the tire industry.


GACW
GLOBAL AIR CYLINDER WHEELS
$ 200K
RAISED!
start engine

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Comments (56 total)

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Craig N. 1 INVESTMENT 5 hours ago
How can I get on the waitlist? Thanks
0 View 1 reply

Carmelia M. 13 INVESTMENTS 7 days ago
I guess this begs the question, are GACW ever going to be "street legal?"
0 View 4 replies

Carmelia M. 13 INVESTMENTS 10 days ago
Is that rolled steel or aluminum?
0 View 4 replies

Delmer C. 12 INVESTMENTS 10 days ago
I WAS PUT ON THE WAITLIST .WHY? I PAID MY MONEY ON TIME.
0 View 1 reply

Andrew J. 10 INVESTMENTS 19 days ago
Hello,

Will rewards carry over from this 1.07 million fund raise to the 5 million fund raise? For example, If someone invests 2000 into the first fund raise and 5200 into the 5 million fund raise, will that investor receive the $5000 reward?
0 View 1 reply

Eric K. 25 days ago
What is the cost of equipment needed by the repair and dealer network to service this technology?
1 View 1 reply

Alan G. 4 INVESTMENTS 2 months ago
Hello. Every week or two I ask whether the offering max will be raised and the waitlist removed. It's been about a month now. Why is it taking so long?
1 View 4 replies

Andrew L. 9 INVESTMENTS 2 months ago
Hello, I have a few questions that I would like to clarify. 1) What efforts have been dedicated to marketing the tyre globally. As there isn't that much information available on the internet regarding your product and the test results pertaining to the product. 2) How many purchase orders have you secured to date and how many are currently in progress? 3) What will the funds from this raise be used for in light of growing the business?
1 View 1 reply

Ashutosh G. 27 INVESTMENTS 2 months ago
how do you see yourself different from Shark Wheels as they are also trying to build different wheel for Agriculture and many other industries.
0 View 1 reply

Ashutosh G. 27 INVESTMENTS 2 months ago
Hi Zoltan,

I am eagerly waiting to invest. Can you please confirm by when the round will be open for waitlists. Also how do you see yourself different from Shark Wheels as they are also trying to build different wheel for Agriculture and many other industries.
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Global Air Cylinder Wheels has reinvented the wheel by introducing an eco-friendly and cost efficient alternative to the extremely pollutive rubber tire.

Once a rubber tire has outlived its usefulness, old tires are often left in landfills, buried or burned, releasing harmful chemicals and heavy metals into water and air. According to National Geographic, tires account for up to 10% of microplastics in the world's oceans.

We are changing that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle.

The Air Suspension Wheel is an airless mechanical wheel constructed primarily of steel with in-wheel suspension.

An industry that uses and disposes of rubber tires at an alarming rate, is the mining industry.

Off-the-Road rubber mining tires only last six to nine months due to their intensive use.

On the other hand, Air Suspension Wheels last as long as the vehicle itself and therefore save up to 60% in costs. They are also safer, stronger, and are 100% recyclable.

The Air Suspension Wheel underwent extensive field testing and is near commercialization into the projected $30 billion, Off-the-Road tire market.

There is great potential in the construction, agriculture, automotive, trucking, bicycle, and even armored vehicle industries.

Currently, the Air Suspension Wheel has no direct competitors and has a well-protected patent portfolio.

Tire use and its negative environmental impact must change.

Help us change the tire industry.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Arizona Corporation Commission - RECEIVED: 3/6/2020
Arizona Corporation Commission - FILED: 3/6/2020
20030613086084

FIRST AMENDMENT TO ARTICLES OF INCORPORATION OF GACW INCORPORATED

WHEREAS, GACW, Incorporated filed its Articles of Incorporation with the Arizona Corporation Commissions on November 26, 2019, and was assigned Filing No. 19122709342670 (the "Corporation").

WHEREAS, the Corporation desires to amend its Articles of Incorporation.

THEREFORE, the Corporation amends its Articles of Incorporation as follows:

3. Authorized Capital. The Corporation shall have the authority to issue 10,000,000 shares of preferred stock and 20,000,000 shares of common stock in such classes and with such voting rights as the Corporation deems appropriate.

Except as amended by this First Amendment, the Corporation restates its Articles of Incorporation as if set forth in full herein. In the event of a conflict between the Articles of Incorporation and this First Amendment, the terms of this First Amendment shall control.

Dated this 2nd day of January 2020.

GACW Incorporated

By: ______________________
Zoltan Kemeny

Its: President